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                                                                     EXHIBIT 8.3



                         [ERNST & YOUNG LLP LETTERHEAD]



December 31, 1998



Mr. David M. Becker
Chief Financial Officer
Commercial Assets, Inc.
3410 South Galena Street
Suite 210
Denver, Colorado 80231


                           CAI Securitization 1997-2

This letter expresses the opinion of Ernst & Young LLP regarding certain U.S. federal income tax issues arising from the securitization transaction described below.

FACTS:

In November 1997, CAX DTR Securitization Corp. ("CAX"), a wholly owned special purpose subsidiary of Commercial Assets, Inc. ("CAI"), transferred to Structured Mortgage Trust 1997-2 (the "Trust") $50,974,526 aggregate principal amount of Daiwa Series 1994-1 Multifamily FLOWS, issued March 30, 1994 (the "Daiwa FLOWS"). The Daiwa FLOWS represent, through several intermediate tiers, an undivided 9.942% ownership interest in 159 conventional, fixed and adjustable rate balloon mortgage loans (the "Mortgage Loans"), with an aggregate principal balance as of March 1, 1994 of $512,736,825. Although the Mortgage Loans are held in arrangements in certain of the intermediate tiers under which the Federal National Mortgage Association ("Fannie Mae") protects the owner against defaults on the loans, the Daiwa FLOWS effectively relinquish the benefit of that guaranty back to Fannie Mae in exchange for a higher yield.

The Trust issued Class A, Class B, Class C and Class D Weighted Average Coupon Collateralized Notes (collectively, the "Notes") with an aggregate principal amount of $45,974,526, i.e., $5 million less than the principal amount of the Daiwa FLOWS held by the Trust. The Notes were sold initially to Paine Webber on November 3, 1997, and then resold to institutional investors on December 30, 1997. The equity interest in the Trust (the "Equity Interest") was retained by CAX.

The initial principal amounts and percentages of the total principal amount of the Daiwa FLOWS for each of the classes of Notes and the Equity Interest are as follows:
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CLASS          PRINCIPAL AMOUNT         PERCENTAGE

Class A          $25,712,139               50.4%

Class B           13,038,651               25.6%

Class C(1)         3,259,662                6.4%

Class D            3,964,074                7.8%

Equity             5,000,000                9.8%

Total            $50,974,526              100.0%


All four classes of Notes and the Equity Interest are entitled to share pro rata in all interest and principal received by the Trust on the Daiwa FLOWS, in proportion to their initial principal balances. However, each class of Notes is subordinated to the class or classes of Notes bearing letters earlier in the alphabet, and the Equity Interest is subordinated to all four classes of Notes. Thus, the Equity Interest bears first losses on the Daiwa FLOWS, followed by the Class D Notes, and so on. As a result of this structure, the Class A Notes are rated BB by Duff & Phelps Credit Rating Co., the Class B Notes are rated B, the Class C Notes are rated B- and the Class D Notes are not rated.

Paine Webber Inc. has given us information as to the prices and expected yield on the four classes of Notes after taking into account expected losses on the Daiwa FLOWS and as to the yield on the combined Class C and Class D Notes if there were no losses on the Daiwa FLOWS. We were able to obtain such information only upon the condition of entering into a confidentiality agreement with Paine Webber, and accordingly the specific information obtained is not set forth herein. Nevertheless, we have relied on certain aspects of the information provided in reaching the conclusions in this opinion.

For financial accounting purposes, CAI treated the creation of CAX and the Trust and the sale of the Notes as a sale of a pro rata portion of its interest in the Daiwa FLOWS.

------------
(1) The Class C and Class D Notes were sold to a single purchaser.
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QUESTIONS PRESENTED:

1. Will the Notes be treated as debt issued by the Trust or as ownership interests in the Daiwa FLOWS for U.S. federal income tax purposes?

2. Will the trust be treated as a taxable mortgage pool within the meaning of section 7701(i) of the Internal Revenue Code of 1986, as amended (the "Code")?(2)

3. Will this opinion constitute a "reasoned written opinion" within the meaning of Reg. Section 1.856-7(c)?

4. If the conclusions in this opinion prove to be incorrect, and if as a result CAI fails to meet this requirements of either paragraph (2) or (3) of section 856(c), would reliance upon this opinion and on oral advice provided by Ernst & Young LLP in connection with the formation of the Trust constitute "reasonable cause" within the meaning of section 856(c)(6)(C) and Reg.
   Section 1.856-7(c)?

BRIEF ANSWERS:

1. (a) the Class A and Class B Notes should be treated as debt of the Trust and
   (b) it is more likely than not that the Class C and Class D Notes also will be treated as debt of the Trust.(3)

2. The Trust will not be treated as a taxable mortgage pool.

3. This opinion will constitute a reasoned written opinion.

4. CAI's reliance on this opinion and on oral advice provided by Ernst & Young LLP in connection with the formation of the Trust will constitute reasonable cause within the meaning of section 856(c)(6)(C) and Reg. Section 1.8560-7(c) should the foregoing conclusions in this opinion prove to be incorrect.

ANALYSIS:

     Treatment of the Notes as Debt of the Trust

Many cases have made it clear that a variety of factors must be considered to determine whether an instrument will be treated as debt for tax purposes and that no one factor is determinative.(4)

----------------

(2) All section references are to the Code or to Treasury regulations thereunder.

(3) A "should" opinion expresses a higher level of confidence than an opinion that concludes that it is "more likely than not" than a particular tax result will be obtained.
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Most, but not all, of the factors that courts have considered indicate that the
Notes are properly treated as debt:

- The Notes call for payment of a fixed principal amount.

- The Notes have a fixed maturity date (derived from the maturity dates on the Mortgage Loans).

- The Notes call for interest on the outstanding balance.

- The Notes are debt in form.

- The Notes carry no voting or other control rights.

- The intention of the parties is ambiguous, given that the parties intended to treat the Notes as debt for tax purposes but as ownership interests in the Mortgage Loans for financial accounting purposes.(5)

- The debt/equity ratio of the Trust is not excessive (it is about 9:1 based upon the stated principal amounts of the various classes), although it is not entirely clear that the equity standing behind the Notes is sufficient to protect the investor in at least the Class C Notes and Class D Notes from the risk of losses on the Mortgage Loans.

On the other hand, there is essentially no difference in substance between a senior pass-through interest in a pool of debt instruments and a senior class of debt secured by that pool of debt instruments. Thus, the substance of this transaction is virtually the same as if the Trust divided the Daiwa FLOWS into five tranches of ownership interests, with descending seniorities, as evidenced by the following considerations:

--------------------
(4) John Kelley Co. v. Commissioner, 326 U.S. 521, 530 (1946); Estate of Mixon
    v. United States, 464 F.2d 394, 402 (5th Cir. 1972) (13 factors); A.R. Lantz Co. v. United States, 424 F.2d 1330 (9th Cir. 1970) (11 factors); Fin Hay Realty Co. v. United States, 398 F.2d 694 (3d Cir. 1968) (13 factors); Georgia-Pacific Corp. v. Commissioner, 63 T.C. 790 (1975) (13 factors); Laidlaw Transportation, Inc. v. Commissioner, T.C. Memo 1998-232 (June 30,
    1998)(applying Mixon).

(5) The fact that the transaction was treated for financial accounting purposes as a sale of a pro rata portion of the Daiwa FLOWS is of course a negative consideration, but it should not be determinative, given the form of the transaction. If CAI were seeking to disavow the form of its transaction, the fact that it had treated the transaction as a sale for GAAP purposes might be a strong factor against a position that it should be treated as a financing for tax purposes. In this case, however, CAI merely seeks to have the form of its transaction respected for tax purposes.

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-    The Notes and the Equity share on a pro rata basis in all of the cash flows of the Trust (to the extent the cash flow is sufficient to service each class).

- The stated interest rate on the Notes is simply a weighted average of the interest rates on the Daiwa FLOWS (less expenses).

- There is no difference between the maturity dates of the Notes and the Daiwa FLOWS.

- The only differences between the Notes and the Equity are (i) the legal form of the investment and (ii) the subordination of the Equity to the Notes. The subordination of the Equity to the Notes is qualitatively no different than the subordination of the classes of Notes to those with higher priority.

- Except for the form of the investment, the structure resembles that described in Example (2) of Reg. Section 301.7701-4(c)(2), in which a senior class of pass-through interests in a trust is treated as an ownership interest in the trust. (This is not the conclusion of the example, but rather a fact that is assumed in reaching the ultimate conclusion that a trust with senior and subordinated ownership classes can be treated as a trust even though it has multiple classes of ownership.)

Therefore, subject to the consideration of whether the equity standing behind the Notes is adequate (discussed below), it would appear that the substance of the arrangement involving the Trust, the Notes and the Equity Interest is consistent both with the Notes being debt issued by the Trust and with there being tiers of ownership interests in the Trust. When the same substantive result can be accomplished through two different forms, it is well-established that the taxpayer is free to choose the form it wants and that that form will be respected.(6)

In a recently released technical advice memorandum,(7) the Internal Revenue Service (the "Service") reviewed the relevant authorities governing whether a transaction such as a loan securitization will be treated as a sale or a financing(8) and concluded that the critical factors are which party bore the risk of loss and which party had the potential for gain. Moreover, as in the present transaction, because prepayments were not a significant factor there, the Service concluded that potential for gain was not significant, leaving only risk of loss as a critical factor.

---------

(6)Gregory v. Helvering, 293 U.S. 465 (1935); Grove v. Commissioner, 490 F.2d 241 (2d Cir. 1973); Esmark, Inc. v. Commissioner, 90 T.C. 171 (1988).

(7)TAM 9839001 (May 29, 1998).

(8)The principal cases in this area are Grodt & McKay Realty, Inc. v. Commissioner, 77 T.C. 1221, 1237 (1981); United Surgical Steel Co., Inc. v. Commissioner, 54 T.C. 1215, 1229-30, 1231 (1970), acq., 1971-2 C.B. 3; Town &
Country Food Co., Inc. v. Commissioner, 51 T.C. 1049, 1057 (1969), acq., 1969-2 C.B.c xxv; Union Planters Nat'l Bank of Memphis v. United States, 426 F.2d 115, 118 (6th Cir.), cert. denied, 400 U.S. 827 (1970); Elmer v. Commissioner,
65 F.2d 568, 569 (2d Cir. 1933), aff'g 22 B.T.A. 224 (1931); and Rev.
Rul. 82-144; 1982-2 C.B. 34.

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Thus, the question boils down to whether the investors in the Notes have a reasonable expectation that they will receive a full return of their investment and interest thereon.(9)

The stated principal amount of the Equity Interest standing behind all of the Notes is approximately 10 percent of the Trust principal balance, which is not insignificant.(10) The ratings assigned to the first three classes of Notes indicate that the investors in at least those classes have a high expectation of being repaid. While the Class D Notes were not rated, they were sold together with the Class C Notes and information provided by Paine Webber as to the price and expected yield of the combined class indicates that the investor also had a high expectation of repayment.

On the other hand, Paine Webber's information indicates that there was a significant gap between the projected yield and the hypothetical yield absent losses on the Class C Notes and the Class D Notes and that these classes were sold at a significantly higher discount than Classes A and B. These factors and the lack of an investment rating for the Class D Notes indicate that the investor in the Class C and Class D Notes is taking a materially higher risk of loss than the investors in the two more senior classes. While a high risk of loss in a subordinated class of debt does not necessarily mean that the debt is not properly viewed as debt for tax purposes, we view this as a significant factor in our analysis.(11)

Based on the foregoing, we are of the opinion that the Class A Notes and the Class B Notes should be treated as debt for U.S. federal income tax purposes. It is also our opinion that it is more likely than not that the Class C Notes and the Class D Notes will be respected as debt of the Trust for tax purposes.




--------------
(9)In TAM 9839001, the Service concluded that the senior classes of certificates in those transactions were debt of the trusts that issued them, notwithstanding that they were ownership interests in form. While this holding supports the conclusions in this memorandum with respect to the Class A and Class B Notes, it would appear that the Service gave too little emphasis in that ruling to the form of the transaction. In our view, form continues to play a substantial role in the analysis because of the difficulty in drawing a clear substantive distinction between a subordinated ownership interest in a pool of debt instruments and subordinated debt secured by that pool.

(10)Of course, the equity and subordinated debt standing behind the more senior classes is even greater: 17.6% for Class C, 24.0% for Class B, and 49.6% for Class A.

(11)Had the Class C Notes been sold separately from the Class D Notes, it might have been possible to reach a higher level of confidence that the Class C Notes would be treated as debt, but given the sale to a single investor, we think a court might be inclined to view the two classes as one. Moreover, we have only the Duff & Phelps rating and the relative seniority of the Class C Notes to differentiate between these two classes.
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         Treatment of the Trust as a Taxable Mortgage Pool

Under section 7701(i)(2)(A)(ii), in order for an entity to be treated as a taxable mortgage pool, it must be the obligor on debt obligations with two or more maturities. Under section 7701(i)(2)(D), to the extent provided in regulations, equity interests may be treated as debt for purpose of this rule.

As discussed above, all four classes of Notes and the Equity Interest in the Trust are entitle to share pro rata in all interest and principal received by the Trust on the Daiwa FLOWS, in proportion to their initial principal balances. Thus, all four debt classes and the single equity class have the same final maturity, the same weighted average maturity and the same maturity with respect to each payment of principal. Thus, in no sense is the Trust the obligor on debt obligations with two or more maturities. Reg. Section 301.7701(i)-1(e)(2) and
(e)(3), Example 2, confirm that debt obligations will not be treated as having different maturities merely because they are allocated credit risk unequally. Hence, the Trust will not be treated as a taxable mortgage pool.

         Reasoned Written Opinion

Reg. Section 1.856-7(c) provides,in relevant part:

         (1) In general. The failure [of a real estate investment trust] to meet requirements of paragraph (2) or (3) of section 856(c)(or of both paragraphs) will be considered due to reasonable cause and not due to willful neglect if the real estate investment trust exercised ordinary business care and prudence in attempting to satisfy the requirements. Such care and prudence must be exercised at the time each transaction is entered into by the trust. .....

         (2) Expert Advice--(i) In general. The reasonable reliance on a reasoned, written opinion as to the characterization for purposes of section 856 of gross income to be derived (or being derived) from a transaction generally constitutes 'reasonable cause' if income from the transaction causes the trust to fail to meet the requirements of paragraph (2) or (3) of section 856(c)(or of both paragraphs)......

               (iii) Reasoned Written Opinion. For purposes of this subparagraph
                     (2), a written opinion means an opinion, in writing, rendered by a tax advisor (including house counsel) whose opinion would be relied on by a person exercising ordinary business care and prudence in the circumstances of the particular transaction. A written opinion is considered 'reasoned' even if it reaches a conclusion which is subsequently determined to be incorrect, so long as the opinion is based on a full disclosure of the factual situation by the real estate investment trust and is addressed to the facts and law which the person
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          rendering the opinion believes to be applicable. However, an opinion is not considered 'reasoned' if it does nothing more than recite the facts and express a conclusion.

As Ernst & Young LLP is a nationally recognized firm of tax experts, reliance on a tax opinion of this firm would clearly constitute the exercise of ordinary business care and prudence in the circumstances of this transaction. Taxpayers routinely rely on opinions of this firm. CAI has fully disclosed all relevant transactional documents to us and this opinion is addressed to the facts and laws that we have determined to be relevant. The opinion is not conclusory; it addresses the relevant facts and authority in a reasonable amount of detail. Therefore, this opinion will constitute a "reasoned, written opinion" within the meaning of Reg. Section 1.856-7(c).

     Reasonable Cause

Under the regulation quoted above, "[t]he reasonable reliance on a reasoned, written opinion as to the characterization for purposes of section 856 of gross income to be derived (or being derived) from a transaction generally constitutes 'reasonable cause' if income from the transaction causes the trust to fail to meet the requirements of paragraph (2) or (3) of section 856(c) (or of both paragraphs)." Two points must be addressed in considering whether this provision is applicable in the present case.

First, it is not clear what is meant by the phrase "reasonable reliance." In this instance, while CAI did not have in hand this written opinion at the time it entered into the transaction, CAI sought our oral advice at the time of the formation of the Trust. Furthermore, CAI asked for our formal opinion as to the tax characterization of this transaction in August 1998 and obtained our oral commitment to the substantive conclusions expressed herein, as well as a draft of this opinion, shortly thereafter. Moreover, you have explained to us that, had we not been able to reach the conclusions expressed herein with the requisite degree of confidence, CAI would have been willing and able to take other steps to generate additional gross income that would have assured that CAI would qualify as a real estate investment trust even if the Notes were treated as ownership interests in the Trust and that CAI relied on our assurances that this written opinion would be forthcoming in deciding not to take such steps.

Second, this opinion does not strictly speaking address the characterization for purposes of section 856 of gross income from a transaction. Rather, it addresses the question of whether the gross income from the trust is allocated entirely to CAX (and hence to CAI) or allocable in part to the holders of some or all of the Notes. Nevertheless, the opinion clearly is addressed to an issue that bears directly on the question of whether CAI is able to meet the gross income tests of Section 856(c)(2) and (3) and therefore is within the intended scope of the regulations.

In view of the foregoing, it is our opinion that CAI will be treated as having reasonably relied on advice provided by Ernst & Young LLP contemporaneous with the formation of the Trust and on
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this written opinion.  Accordingly, CAI's reliance on this advice and written opinion would constitute reasonable cause under Reg. Section 1.856-7(c) if it were to fail to meet the requirements of section 856(c)(2) or (3) should the other conclusions in this opinion prove to be incorrect.


                                     SCOPE
                                     -----

This letter is not intended to be a comprehensive discussion of all of the possible U.S. tax consequences of the transaction described above. The scope of this letter is expressly limited to the U.S. federal income tax issue discussed herein. An opinion has not been requested and none is provided with respect to any other issues, including, but not limited to, any foreign, state or local tax issues or the tax return disclosure requirements (if any) applicable to this transaction. Further, this opinion is based on the documents governing this transaction and on the facts and assumptions stated herein. Any variations or differences in these facts or assumptions may materially and adversely affect this opinion.

Our opinions are based on an analysis of the Internal Revenue Code, regulations, rulings, and other tax authority which we deem relevant, as of the date hereof, and this letter represents our interpretations of such authority. The foregoing are subject to change and any such change could have a retroactive effect. If so, our views may be adversely affected and may not be relied upon. Further, Ernst & Young assumes no responsibility to update this opinion due to any such changes.

The Internal Revenue Service has not issued an advance ruling indicating whether it agrees with these views, nor is the Service bound by any opinions expressed herein with respect to any aspect of the transaction.



                                        Very truly yours,


                                        By: /s/ ERNST & YOUNG LLP
                                                Ernst & Young LLP